UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Series D Cumulative Convertible Preferred Stock, no par value per share

(Title of Class of Securities)

963025606

(CUSIP Number of Series D Cumulative Convertible Preferred Stock)

Daniel Khoshaba

2529 Virginia Beach Blvd., Suite 200

Virginia Beach, Virginia 23452

(757) 627-9088

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Daniel Raglan

Cadwalader Wickersham & Taft LLP

200 Liberty Street

New York, New York 10281

(212) 504-6790

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$20,000,000.00	$2,182

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $20 million in value of shares of the Series D Cumulative Convertible Preferred Stock, no par value per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,072.90	Filing Party: Wheeler Real Estate Investment Trust, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: December 23, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 SCHEDULE TO

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO first filed by Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (“Wheeler” or the “Company”), on December 23, 2020. The Schedule TO relates to the tender offer by Wheeler to purchase shares of its Series D Cumulative Convertible Preferred Stock, no par value per share (“Series D Shares”), at a price not greater than $18.00 nor less than $15.50 per Series D Share, to the seller in cash, less any applicable withholding taxes and without interest. Wheeler’s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2020, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

This Amendment is being filed to report the following information pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

●	The value of Series D Shares that the Company is offering to purchase is being increased from $19 million to $20 million, on the same terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, except that the expiration date of the Offer is being extended until 11:59 P.M., Eastern Standard Time, on Tuesday, February 16, 2021, in accordance with Rule 13e-4(f)(1)(ii) under the Exchange Act.

The press release announcing the Amendment is filed as Exhibit (a)(5)(xviii) to the Schedule TO and is incorporated herein by reference.

All information in the offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 1 through 11.

The Offer to Purchase, the Letter of Transmittal and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby supplemented and amended by the following:

●	The value of Series D Shares that the Company is offering to purchase is being increased from $19 million to $20 million and the expiration date of the Offer is being extended until 11:59 P.M., Eastern Standard Time, on Tuesday, February 16, 2021. In accordance with rules promulgated by the SEC, the Company may increase the number of Series D Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Series D Shares without further amending or extending the Offer.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(xviii) Press Release, dated January 26, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Daniel Khoshaba
Name: Daniel Khoshaba
Title: President and CEO

Date: January 26, 2021

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated December 23, 2020. *

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 ). *

(a)(1)(iii)	Notice of Guaranteed Delivery. *

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(1)(vi)	Summary Advertisement, dated December 23, 2020. *

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Annual Report on Form 10-K of Wheeler Real Estate Investment Trust, Inc. for the fiscal year ended December 31, 2019 filed on February 26, 2020 (incorporated by reference to such filing).

(a)(5)(ii)	Quarterly Report on Form 10-Q of Wheeler Real Estate Investment Trust, Inc. for the fiscal quarter ended March 31, 2020 filed on May 12, 2020 (incorporated by reference to such filing).

(a)(5)(iii)	Quarterly Report on Form 10-Q of Wheeler Real Estate Investment Trust, Inc. for the fiscal quarter ended June 30, 2020 filed on August 4, 2020 (incorporated by reference to such filing).

(a)(5)(iv)	Quarterly Report on Form 10-Q of Wheeler Real Estate Investment Trust, Inc. for the fiscal quarter ended September 30, 2020 filed on November 10, 2020 (incorporated by reference to such filing).

(a)(5)(v)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on January 28, 2020 (incorporated by reference to such filing).

(a)(5)(vi)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on January 29, 2020 (incorporated by reference to such filing).

(a)(5)(vii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on February 20, 2020 (incorporated by reference to such filing).

(a)(5)(viii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on February 26, 2020 (incorporated by reference to such filing).

(a)(5)(ix)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on March 16, 2020 (incorporated by reference to such filing).

(a)(5)(x)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on April 14, 2020 (incorporated by reference to such filing).

(a)(5)(xi)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on May 29, 2020 (incorporated by reference to such filing).

(a)(5)(xii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on June 19, 2020 (incorporated by reference to such filing).

(a)(5)(xiii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on July 24, 2020 (incorporated by reference to such filing).

(a)(5)(xiv)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on August 5, 2020 (incorporated by reference to such filing).

(a)(5)(xv)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on December 23, 2020 (incorporated by reference to such filing).

(a)(5)(xvi)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on December 23, 2020 (incorporated by reference to such filing).

(a)(5)(xvii)	Press Release, dated December 23, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on December 23, 2020).

(a)(5)(xviii)	Press Release announcing the Extension of the Tender Offer, dated January 26, 2021**

(d)(i)	Wheeler Real Estate Investment Trust, Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 8, 2015).

(d)(ii)	Wheeler Real Estate Investment Trust, Inc. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 16, 2016).

(d)(iii)	Stock Appreciation Rights Agreement, dated August 4, 2020, between Wheeler Real Estate Investment Trust, Inc. and Daniel Khoshaba (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 5, 2020).

(d)(iv)	Financing Agreement dated December 22, 2020, by and among the Company, certain subsidiaries of the Company from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Powerscourt Investments XXII, LP, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 23, 2020).

(d)(v)	Warrant for the Purchase of Common Stock dated December 22, 2020 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 23, 2020).

(d)(vi)	Registration Rights Agreement dated December 22, 2020, by and among the Company, the investors identified on a schedule attached thereto and certain other security holders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on December 23, 2020).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

**	Filed herewith.

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